Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

June 28, 2017

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: John Stickel

Re:	Sondors Inc. Draft Offering Statement on Form 1-A Submitted May 19, 2017 CIK No. 0001704419

Dear Mr. Stickel:

This letter is submitted on behalf of our client, Sondors, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed May 19, 2017.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated June 15, 2017; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Item 4. Summary Information Regarding the Offering and Other Proposed Offerings

1.	Comment: Please tell us why you indicate here that you are not offering the securities on a continuous basis under Rule 251(d)(3)(i)(F).

Response: This box was inadvertently checked, and we have checked the box to indicate we are offering the securities on a continuous basis under Rule 251(d)(3)(i)(F).

Offering Circular Cover Page

2.	Comment: Please quantify in a footnote to the table on the Cover Page the total offering expenses to be borne by the company in connection with the offering. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Risk Factors, page 4

3.	Comment: Please add a risk factor to discuss the risks of your reliance on license agreements to conduct your business and, if true, that you will not own any of the electric bikes you intend to sell.

Response: As disclosed in the overview under the Management’s Discussion and Analysis on page 19, and under the overview under Our Business on page 13, the Company will purchase the electric bikes from Sondors Inc., a California corporation, and shall therefore, own the electric bikes.

If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions, page 4

4.	Comment: Please clarify here or in a separate risk factor that because this is a best efforts offering with no minimum, any investment in the stock is potentially the only investment in the stock, which could leave the company without adequate capital to pursue its business plan.

Response: We have revised our disclosure in accordance with the Staff’s comments.

We depend on key personnel and consultants, page 5

5.	Comment: Consistent with your disclosure on page 23, please disclose here or in a separate risk factor that Mr. Sondors does not work exclusively for you and divides his time among various entities which he controls. Please also discuss the potential conflicts that exist as a result of these other commitments, if material.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Limited Transferability and Liquidity, page 8

6.	Comment: Please briefly discuss the conditions that must be satisfied prior to any sale, transfer, conversion or other disposition of your stock.

Response: We have revised our disclosure to eliminate the statement that conditions to transfer must be satisfied prior to any sale or transfer, and have focused the risk factor on the fact that there is no trading market that exists, thereby limiting an investors ability to liquidate their shares.

Management’s Discussion and Analysis of Financial Condition, page 19

7.	Comment: Please reconcile the disclosure here that you will “design” new models of bikes, with your disclosure on page 4 and elsewhere that the company was formed to market and sell electric bikes under your license agreement.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Interests of Management and Others in Certain Transactions, page 22

8.	Comment: We note your disclosure that Mr. Sondors periodically advances funds to you. Please disclose any advances that have occurred that are required to be disclosed by Item 13 to Part II of Form 1-A and file the written agreements evidencing these advances as exhibits.

Response: There have been no funds advanced to date, so we have eliminated this disclosure.

Exhibits, page 23

9.	Comment: If material, please file the intellectual property rights agreement and license agreement entered into with a related party referenced on page F-12. Refer to Item 17(6) to Part III of Form 1-A.

Response: We have filed the license agreement as an Exhibit.

Exhibit 11.1

10.	Comment: In future amendments, please file an auditor consent that contains a conformed signature.

Response: We have included a conformed signature in the auditor consent.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated June 15, 2017.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks